DD
12/22/14

14042195

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 07072

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/13 AND ENDING 9/30/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Command Financial Planning Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver & Tidwell LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC - 2 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TG
12/23/14

FIRST COMMAND FINANCIAL PLANNING, INC.
(SEC I.D. No. 8-7072)

Statement of Financial Condition
September 30, 2014, and
Independent Registered Public Accounting Firm Report

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

FIRST COMMAND FINANCIAL PLANNING, INC.

Table of Contents

weaver
Assurance • Tax • Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Command Financial Planning, Inc.

We have audited the accompanying statement of financial condition of First Command Financial Planning, Inc. (the Company) as of September 30, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Command Financial Planning, Inc. as of September 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
November 25, 2014

FIRST COMMAND FINANCIAL PLANNING, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2014

ASSETS	
Cash and cash equivalents	$ 15,553,273
Marketable securities	2,193,704
Commissions and fees receivable	28,904,312
Accounts receivable, prepaid expenses and other	1,950,979
Accounts receivable, affiliates	3,299
Property, equipment, and software, net of accumulated amortization of $2,753,606	25,571
TOTAL ASSETS	$ 48,631,138
LIABILITIES	
Accrued commissions payable	$ 13,332,281
Accounts payable, parent company	1,827,462
Accounts payable, affiliate	397,094
Other accrued liabilities	1,129,325
Total liabilities	16,686,162
Commitments and contingencies (Note 6)	
STOCKHOLDER'S EQUITY	
Common stock	
Class A - voting, par value $.02 per share; authorized 750,000 shares; outstanding 99,200 shares (102,300 issued, less 3,100 held in treasury)	2,046
Class B - non-voting, par value $.02 per share; authorized 750,000 shares; outstanding 43,534 shares (46,368 issued, less 2,834 held in treasury)	927
Additional paid-in capital	116,805
Retained earnings	31,825,317
Treasury stock, at cost	(119)
Total stockholder's equity	31,944,976
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 48,631,138

The Notes to statement of financial condition
an integral part of this statement.

FIRST COMMAND FINANCIAL PLANNING, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Command Financial Planning, Inc. (the Company or FCFP), a wholly owned subsidiary of First Command Financial Services, Inc. (FCFS), was chartered in Texas in 1958, and is engaged in the sale of mutual funds, portfolio management services and other variable investments to middle income American families with a concentration to United States military personnel. The Company is a registered investment advisor (RIA) with the Securities and Exchange Commission (SEC) and a licensed, fully-disclosed broker/dealer registered with the SEC and the Financial Industry Regulatory Agency (FINRA). The Corporate office is located in Fort Worth, Texas.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes demand deposits and a money market account. Carrying value approximates fair value.

Marketable Securities

Marketable securities, all of which are fixed maturity debt securities, are classified as trading and recorded at fair value. At the time of sale, the cost is determined on a specific identification basis.

Commissions and Fees Receivable

Commissions receivable represents $3,159,954 due from mutual fund companies and insurance companies for the sale and servicing of investment products by the Company's sales advisors. The fees receivable represent the accrual of $25,744,358 of fees for assets under the Company's management and are collected on a quarterly basis.

Property, Equipment, and Software

Property, equipment, and software are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Property, Equipment, and Software – Continued

	Estimated Lives
Property, equipment and software	3 to 10 years
Software	5 years

Income Taxes

Since December 1, 1998, the Company has been a Subchapter S corporation for federal income tax purposes. A Subchapter S corporation generally pays no federal income taxes, and its taxable income, if any, is taxed at the stockholder level. FCFS files a consolidated tax return that includes FCFP. Any tax positions are taken at the consolidated level.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, commissions receivable, and marketable securities. The Company places its temporary cash investments and marketable securities with financial institutions and investment companies. Therefore, the majority of these funds are not insured by the Federal Deposit Insurance Corporation. Concentrations of credit risk with respect to commissions receivable are limited due to the number of investment companies comprising the Company's supplier base.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company shares office facilities, employees, and personnel costs with its parent company, FCFS. The Company and its parent also share other operating expenses. FCFS allocates costs to the Company that are clearly applicable to the operations of FCFP. A reasonable allocation method is used to allocate common expenses, or those costs not clearly applicable to any one legal entity, based on the number of new and existing client accounts purchased from FCFS, FCFP, or both.

NOTE 2. RELATED PARTY TRANSACTIONS – CONTINUED

As of September 30, 2014, $1,827,462 was due to FCFS for non-interest-bearing advances. This amount is reflected in the accompanying statement of financial condition as accounts payable, parent company. As of September 30, 2014, $397,094 was due to an affiliate, First Command Insurance Services, Inc. and is reflected as accounts payable, affiliate, in the accompanying statement of financial condition. As of September 30, 2014, $2,956 was due from an affiliate, First Command Europe, Ltd., and $343 was due from an affiliate, First Command Bank (FCB). These amounts are reflected in the accompanying statement of financial condition as account receivable, affiliates. All intercompany balances are due on demand and are settled periodically by the payment of cash between the companies.

At September 30, 2014, FCFP had cash balances held at FCB of $699,822.

NOTE 3. MARKETABLE SECURITIES

The aggregate cost and fair value of FCFP's marketable securities at September 30, 2014, are as follows:

Marketable securities, at cost	$ 2,192,439
Unrealized gains, net	1,265
Marketable securities, at fair value	$ 2,193,704

Fair Value Measurements

The Company measures the fair value of its financial assets in accordance with the hierarchy established by GAAP, which consists of three levels to indicate the quality of the fair value measurements as described below:

Level 1

Fair values are based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2

Fair values are based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that can otherwise be corroborated by observable market data.

NOTE 3. MARKETABLE SECURITIES – CONTINUED

Level 3

Fair values are based on inputs that are considered unobservable where there is little, if any, market activity for the asset or liability as of the measurement date. In this circumstance, the Company has to rely on values derived by independent brokers or internally-developed assumptions. Unobservable inputs are developed based on the best information available to the Company which may include the Company's own data or bid and ask prices in the dealer market.

The Company's marketable securities consist of investments in United States government sponsored agency securities and are classified as a trading portfolio. Management determines the fair values of these securities after consideration of data provided by third-party pricing services. The prices provided by third-party pricing services are based on observable market data inputs which can vary by security type. Such inputs include benchmark yields, available trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market data. Where possible, these prices were corroborated against other independent sources. The Company has classified these securities as Level 2.

The classification of these securities as Level 2 is consistent with the fair value methods used in the prior year.

The following table represents assets measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Money market funds*	$ 14,547,326	$ -	$ -	$14,547,326
Marketable securities	$ -	$ 2,193,704	$ -	$ 2,193,704

*Money market funds are included in cash and cash equivalents.

NOTE 4. COMMON STOCK

At September 30, 2014, the common stock of the Company is as follows:

	Voting	Non-voting
Par value per share	$ 0.02	$ 0.02
Number of shares authorized	750,000	750,000
Number of shared issued	102,300	46,368
Number of previously issued shares repurchased and held as treasury stock	3,100	2,834
Number of shares outstanding	99,200	43,534

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2014, the Company had net capital of $14,172,127, which was $13,059,716 in excess of its required net capital of $1,112,411. The Company's aggregate indebtedness to net capital ratio was 1.18 to 1.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company is party to several litigation matters and claims, which are normal in the course of its operations, and while the results of litigation and claims cannot be predicted with certainty, management believes, based on the advice of counsel, the final outcome of such matters will not have a materially adverse effect on the Company's consolidated financial position.

weaver Assurance • Tax • Advisory

RECEIVED
2014 NOV 31 PM 1:49
SEC / MR

SEC
Mail Processing
Section
DEC 1 2014
Washington DC
404

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Command Financial Planning, Inc.

We have reviewed management's statements, included in the accompanying Exemptive Provisions under Rule 15c3-3 under the Securities Exchange Act of 1934, in which (1) First Command Financial Planning, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period from June 1, 2014 through September 30, 2014 except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
November 25, 2014

FIRST COMMAND FINANCIAL PLANNING, INC.

Exemptive Provisions Regarding Rule 15c3-3
Under the Securities Exchange Act of 1934

weaver
Assurance • Tax • Advisory

RECEIVED
2014 NOV 31 PM 1:49

SEC
Mail Processing
Section
DEC 1 2014
Washington DC
404

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
First Command Financial Planning, Inc.
Fort Worth, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2014, which were agreed to by First Command Financial Planning, Inc. (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's accounts payable sub-ledger noting no differences.

2. Compared the total amounts reported on the audited Form X-17A-5 for the year ended September 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, which provided details of accounts included in the Company's general ledger that were used to calculate the adjustments, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers referred to above in item 3 supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

AN INDEPENDENT MEMBER OF
BAKER TILLY INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

2821 WEST SEVENTH STREET, SUITE 700, FORT WORTH, TX 76107
P: 817.332.7905 F: 817.429.5936

To the Board of Directors
First Command Financial Planning, Inc.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
November 25, 2014

FirstCommand
FINANCIAL PLANNING

RECEIVED
2014 NOV 31 PM 1:49
SEC / MR

SEC
Mail Processing
Section
DEC 1 2014
Washington DC
404

November 25, 2014

Dear Sir/Madam:

Enclosed you will find the "Public" audited Financial Statements and Supplemental Schedules as of and for the year ended September 30, 2014.

The focus report filing has been amended. The calculation of net capital has changed from the original focus filing primarily due to revision of preliminary accruals.

Sincerely,

Michael F. Morrison
Executive Vice President and Chief Financial Officer

First Command Financial Services, Inc., parent of First Command Financial Planning, Inc. (Member SIPC, FINRA) and First Command Insurance Services, Inc.
Financial planning services and investment products, including securities, are offered by First Command Financial Planning, Inc.
First Command Financial Services, Inc., parent of First Command Financial Planning, Inc. (Member SIPC)
1 FirstComm Plaza • Fort Worth, Texas 76109-4999 • PO Box 2387 • Fort Worth, Texas 76113 • 1.800.443.2104 • Overseas, Call 1.817.731.8621 • firstcommand.com